Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@konecranes.com

06012090

17 March, 2006

SUPPL

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Announcements published by the Company on 15, 16 and 17 March, 2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

3/31

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The 52 500 new shares subscribed for with KCI Konecranes' 1997 stock option rights have been recorded in the Trade Register on 15 March, 2006.

Following these subscriptions KCI Konecranes' share capital increased by EUR 105 000 totalling EUR 29 307 060. The number of shares increased to 14 653 530 shares.

Trading in new shares will start on or about 17 March, 2006.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has 5,900 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC
Franciska Janzon
IR Manager

Further information can be obtained from
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The 119 200 new shares subscribed for with KCI Konecranes' 1999B, 2001A and 2003A stock options have been recorded in the Trade Register on 16 March, 2006.

Following these subscriptions KCI Konecranes' share capital increased by EUR 238 400 totalling EUR 29 545 460. The number of shares increased to 14 772 730 shares.

Trading in new shares will start on or about 17 March, 2006.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has 5,900 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media

KCI KONECRANES' SHARE SPLIT AND AMENDMENT TO ARTICLES OF ASSOCIATION REGISTERED

KCI Konecranes' increase of the number of shares (share split) and amendment to Article 4 of the Articles of Association that were approved by KCI Konecranes Plc's Annual General Meeting on March 8, 2006, have been entered in the Trade Register today.

As a result of the share split, the shares of the company were quadrupled from 14,772,730 shares to 59,090,920 shares with an accounting par value of 0.50 euro each. The share capital remains unchanged, i.e. EUR 29,545,460. The share split will be implemented in the book-entry system and it does not require any measures from the shareholders. The new shares are available for public trading on the Helsinki Stock Exchange as of March 20, 2006.

The AGM's decision to change the article 4 of the Articles of Association and abolish the nominal value of the shares was also registered today. The amended Article 4 of the Articles of Association reads as follows:

4 § Number of shares

The company shall have a minimum of forty million (40,000,000) and a maximum of one hundred sixty million (160,000,000) shares.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has 5,900 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzón
IR Manager

FURTHER INFORMATION
Ms Sirpa Poitsalo, Director, General Counsel, tel. +358-20 427 2011

DISTRIBUTION
Helsinki Stock Exchange
Media